Intec Pharma Ltd.

12 Hartom Street

Har Hotzvim, Jerusalem 777512, Israel

July 15, 2015

VIA EDGAR SUBMISSION

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Intec Pharma Ltd. Registration Statement on Form F-1 Filed June 9, 2015

File No. 333-204836

Dear Mr. Riedler:

On behalf of Intec Pharma Ltd. (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated July 2, 2015, regarding the Company’s Registration Statement on Form F-1, filed with the Commission on June 9, 2015 (File No. 333-204836) (the “Registration Statement”).

Concurrently with this response, the Company is also submitting an amended Registration Statement on Form F-1 (“Amended Registration Statement”), which reflects the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this letter a clean copy of the Amended Registration Statement, as well as a marked copy of the Amended Draft Registration Statement showing all changes from the Registration Statement.

For your convenience, we have set forth the text of the Staff’s comment in bold, followed by the Company’s response thereto.

Prospectus Summary, page 1

1	We note that you “recently had discussions with the FDA regarding further clinical development” for AP-ZP. Please expand your disclosure to discuss any material communications from the FDA and explain the basis for your belief that the FDA has agreed that one pivotal Phase III clinical trial might be sufficient for the NDA submission for AP-ZP.

Company’s Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to provide additional information regarding the basis for the Company’s belief that the FDA has indicated that one pivotal Phase III clinical trial might be sufficient for the NDA submission for AP-ZP, which has been indicated to the Company by the FDA in written responses to questions submitted by the Company. The Company has also revised the disclosure on pages 4 and 81 of the Amended Registration Statement to indicate that the Company’s recent discussions with the FDA were a Type C meeting with the FDA to discuss the clinical development pathway of AP–ZP.

Business, page 69

2	We note your proposed response to prior comment 1 and reissue the comment in part. We continue to believe that disclosure of the counterparty to an agreement and early termination provisions represent material aspects of an agreement that a reasonable investor would consider important in making an investment decision. Please revise your disclosure to identify the counterparty to the agreement and any material early termination provisions such as a party’s right to terminate the agreement for convenience. Additionally, please revise your proposed disclosure to clarify the number of collaboration products contemplated under the agreement and estimate, if possible, the year in which the underlying royalty terms would expire based on currently outstanding patents and applicable periods of regulatory exclusivity.

Company’s Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to identify Biogen MA Inc. as the counterparty to the Company’s new product development agreement and to disclose that Biogen may terminate the agreement without cause on at least 60 days prior written notice beginning on the earlier to occur of (i) receipt of specified research deliverables and (ii) the six month anniversary of the agreement. The Company has also revised the disclosure in the Amended Registration Statement to clarify that one collaboration product is contemplated under the product development agreement and to disclose that the Company currently estimates that the royalty term will last until at least 2028 in the United States based on the expiration of the Company’s IN-3 family patent.

* * * * *

We thank you in advance for your consideration of this response. If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (+972) (2) 586-4657 or Robert L. Grossman, Esq. or Joshua M. Samek, Esq. of Greenberg Traurig, P.A., the Company’s outside counsel, at (305) 579-0756 or (305) 579-0856, respectively.

Sincerely,

/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer

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cc:	Bryan Pitko

Tabatha McCullom

Lisa Vanjoske

Securities and Exchange Commission

Robert L. Grossman, Esq.

Joshua M. Samek, Esq.

Greenberg Traurig, P.A.

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